Filed Pursuant to Rule 424(b)(2)
Registration Statement No. 333-163632

Pricing Supplement dated February 22, 2010
to Product Prospectus Supplement FIN-1 dated January 11, 2010, the Prospectus dated January 11, 2010 and
the Prospectus Supplement dated January 11, 2010
$3,915,000 Royal Bank of Canada Senior Global Medium-Term Notes, Series D Redeemable Step Up Notes, Due February 25, 2020

Royal Bank of Canada is offering the Notes described below.  The prospectus dated January 11, 2010, the prospectus supplement dated January 11, 2010 and the product prospectus supplement dated January 11, 2010 describe terms that will apply generally to the Notes, including any Notes you purchase.  Capitalized terms used but not defined in this pricing supplement shall have the meanings given to them in the product prospectus supplement.  In the event of any conflict, this pricing supplement will control.

Issuer:	Royal Bank of Canada (“Royal Bank”).

Underwriter:	RBC Capital Markets Corporation

Principal Amount:	$3,915,000

Pricing Date:	February 22, 2010

Maturity Date:	February 25, 2020

Interest Rate:	Years 1-2:	3.00%

	Years 3-4:	3.50%

	Years 5-6:	4.00%

	Years 7-8:	5.00%

	Years 9-10:	6.00%

Reference Rate:	Not Applicable

Reference Rate Range:	Not Applicable

Type of Note:	Step Up Note

Interest Payment Dates:
Semi-Annually, on February 25th and August 25th of each year, commencing on August 25, 2010.   If the Interest Payment Date is not a New York or Toronto business day, interest shall be paid on the next New York or Toronto business day, without adjustment for period end dates and no interest shall be paid in respect of the delay.

Redemption:	Redeemable at our option.

Call Date(s):	The notes are callable, in whole, but not in part, on February 25, 2012, February 25, 2014, February 25, 2016 and February 25, 2018, upon 30 days prior written notice.

Survivor’s Option:	Not Applicable

Incorporated Risk Factors:	The Notes are subject to the risks set forth under the heading “Additional Risks Specific to the Notes” in the product prospectus supplement.

Minimum Investment:	$1,000 (except for certain non-U.S. investors for whom the minimum investment will be higher)

Denominations:	$1,000

Clearance and Settlement:
DTC global (including through its indirect participants Euroclear and Clearstream, Luxembourg as described under “Description of Debt Securities — Ownership and Book-Entry Issuance” in the accompanying prospectus).

CUSIP No:	78008HVJ6

Currency:	U.S. dollars

U.S. Tax Treatment:
Please see the discussion (including the opinion of our counsel Morrison & Foerster LLP) in the product prospectus supplement dated January 11, 2010 under “Supplemental Discussion of U.S. Federal Income Tax Consequences” and specifically the discussion under “Supplemental Discussion of U.S. Federal Income Tax Consequences—Supplemental U.S. Tax Considerations— Where the term of your notes exceeds one year—Fixed Rate Notes, Floating Rate Notes, Inverse Floating Rate Notes, Step Up Notes, Leveraged Notes, Range Accrual Notes, Dual Range Accrual Notes and Non-Inversion Range Accrual Notes,” and “Supplemental Discussion of U.S. Federal Income Tax Consequences—Supplemental U.S. Tax Considerations— Where the term of your notes exceeds one year —Sale, Redemption or Maturity of Notes that Are Not Treated as Contingent Payment Debt Instruments,” which applies to your Notes.

Listing:	The Notes will not be listed on any securities exchange.

Terms Incorporated in the Master Note:
All of the terms appearing above the item captioned “Listing” on the cover page of this pricing supplement and the terms appearing under the caption “General Terms of the Notes” in the product supplement.

Your investment in the Notes involves certain risks.  See “Additional Risk Factors Specific to the Notes” beginning on page PS-5 of the product prospectus supplement to find additional risks relating to the Notes.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these Notes or passed upon the accuracy of this pricing supplement or the accompanying prospectus, prospectus supplement and product prospectus supplement.  Any representation to the contrary is a criminal offense.

	Per Note	Total
Price to public	100.00%	$3,915,000.00
Underwriting discounts and commission	1.25%	$48,937.50
Proceeds to Royal Bank	98.75%	$3,866,062.50

We may use this pricing supplement in the initial sale of a Note.  In addition, RBC Capital Markets Corporation or one of another affiliate may use this pricing supplement in a market-making transaction in a Note after its initial sale.  Unless we or our agent informs the purchaser otherwise in the confirmation of sale, this pricing supplement is being used in a market-making transaction.

The Notes will not constitute deposits insured by the Canada Deposit Insurance Corporation, the U.S. Federal Deposit Insurance Corporation or any other Canadian or U.S. governmental agency or instrumentality.

ADDITIONAL TERMS OF YOUR NOTES

You should read this pricing supplement together with the accompanying product prospectus supplement, dated January 11, 2010,  the accompanying prospectus supplement, dated January 11, 2010  and the accompanying prospectus, dated January 11, 2010.  The information in the accompanying product supplement, prospectus and prospectus supplement is supplemented by, and to the extent inconsistent therewith replaced and superseded by, the information in this pricing supplement.  You should carefully consider, among other things, the matters set forth under “Additional Risk Factors Specific to the Notes” in the product prospectus supplement and the matters set forth under “Risk Factors” in the prospectus supplement dated January 11, 2010.  We urge you to consult your investment, legal, tax, accounting and other advisors before you invest in the Notes.

You may access these documents on the SEC website at www.sec.gov as follows (or if such address has changed, by reviewing our filings for the relevant date on the SEC website):

●             Prospectus dated January 11, 2010:
http://www.sec.gov/Archives/edgar/data/1000275/000121465910000063/m18100424b3.htm

●             Prospectus Supplement dated January 11, 2010:
http://www.sec.gov/Archives/edgar/data/1000275/000121465910000064/f17102424b3.htm

●             Product Prospectus Supplement dated January 11, 2010:
http://sec.gov/Archives/edgar/data/1000275/000121465910000085/f18100424b5.htm

Our Central Index Key, or CIK, on the SEC Website is 1000275. As used in this pricing supplement, the "Company," "we," "us," or "our" refers to Royal Bank of Canada.

RISK FACTORS

The Notes involve risks not associated with an investment in ordinary fixed rate notes. This section describes the most significant risks relating to the terms of the Notes. For additional information as to these risks, please see the accompanying product prospectus supplement and the accompanying prospectus supplement. You should carefully consider whether the notes are suited to your particular circumstances before you decide to purchase them. Accordingly, prospective investors should consult their financial and legal advisors as to the risks entailed by an investment in the Notes and the suitability of the Notes in light of their particular circumstances.

Early Redemption Risk. We have the option to redeem the Notes on February 25, 2012, February 25, 2014, February 25, 2016 and February 25, 2018. It is more likely that we will redeem the Notes prior to their stated maturity date to the extent that the interest payable on the Notes is greater than the interest that would be payable on our other instruments of a comparable maturity, terms and credit rating trading in the market. If the Notes are redeemed prior to their stated maturity date, you may have to re-invest the proceeds in a lower rate environment.

Investors Are Subject to Our Credit Risk, and Our Credit Ratings and Credit Spreads May Adversely Affect the Market Value of the Notes. Investors are dependent on Royal Bank’s ability to pay all amounts due on the Notes on the interest payment dates and at maturity, and, therefore, investors are subject to the credit risk of Royal Bank and to changes in the market’s view of Royal Bank’s creditworthiness. Any decrease in Royal Bank’s credit ratings or increase in the credit spreads charged by the market for taking Royal Bank’s credit risk is likely to adversely affect the market value of the Notes.

SUPPLEMENTAL PLAN OF DISTRIBUTION

We expect that delivery of the Notes will be made against payment for the Notes on or about February 25, 2010, which is the third business day following the pricing date (this settlement cycle being referred to as "T+3”). See "Supplemental Plan of Distribution" in the prospectus supplement.

No dealer, salesman or other person has been authorized to give any information or to make any representation not contained in this pricing supplement, the accompanying prospectus, prospectus supplement or product prospectus supplement and, if given or made, such information or representation must not be relied upon as having been authorized by Royal Bank of Canada or RBC Capital Markets Corporation.  This pricing supplement, the accompanying prospectus, prospectus supplement and product prospectus supplement do not constitute an offer to sell or a solicitation of an offer to buy any securities other than the securities described in this pricing supplement nor do they constitute an offer to sell or a solicitation of an offer to buy the securities in any jurisdiction to any person to whom it is unlawful to make such offer or solicitation in such jurisdiction.  The delivery of this pricing supplement, the accompanying prospectus, prospectus supplement and product prospectus supplement at any time does not imply that the information they contain is correct as of any time subsequent to their respective dates.

$3,915,000

Royal Bank of Canada

Senior Global Medium-Term Notes, Series D

Redeemable Step Up Notes, Due February 25, 2020

February 22, 2010